



FUEGO FINO

SPIRITS & WINES, QUALITY REDEFINED!

2020

investor

presentation

www.FgFino.com

S
TEQUILA
TEQUILA
S
Silver 100
100 PROOF
3X DISTILLED
100% AGAVE
HECHO EN MEXICO
50% ALC./VOL.
(100 PROOF) 750 ML
IMPORTED BY FUEGO FINO INC.
AVENTURA, FL

EXECUTIVE SUMMARY

"Don't wait for opportunity. Create it."



Fuego Fino (Fine Fire Company) is a planet & community friendly wine and spirits house who specializes in developing the next high-growth product segment. We maximize our revenue potential by minimizing waste and owning the majority of our supply and distribution network

We refine the purest products, reuse our alcohol waste, reduce our reliance on fossil fuels and recycle glass and other products, while creating jobs within U.S. Qualified Opportunity Zones.

BUSINESS MODEL

" Set goals that scare you and excite you at the same time."



PRODUCTS





S
TEQUILA
TEQUILA
S
Silver 100
100 PROOF
3X DISTILLED
100% AGAVE
HECHO EN MEXICO
50% ALC./VOL.
(100 PROOF) 750 ML
IMPORTED BY FUEGO FINO INC.
AVENTURA, FL

- Higher Proofs 80 & 100
- Higher Distillation --Triple Distilled
- Cold-Filtered
- Higher Growth Segments: Mezcal & Bacanora







DISTRIBUTION EXPANSION

- Expansion of distribution network in U.S. cash on delivery (COD) markets

SUPPLY CHAIN EXPANSION

- Expansion into bottling and packaging

REVENUE TARGETS REACHED

- Achievement of revenue 500% growth targets

EXPANSION OF PRODUCTS

- Expansion of product categories through partnerships

SHORT TERM STRATEGY

LONG TERM STRATEGY



- Develop In House Brands (US & International)
- Leverage Supply and Distribution Chain Into Increased Market Share
- Expand into Emerging Parallel Markets
- Refine and Streamline Product Suite

TRACTION



2009

FOUNDING

Fuego Fino Inc. was founded – Jessica travels throughout Mexico seeking ideal distillery

2012

PRODUCTION

Production of Tequila established in Tequila Mexico

2015

TRADEMARK

Fuego Fino registers S Tequila Trademark

2016

DISTRIBUTION PARTNER

Fuego Fino and MHW LTD enter into a distribution agreement.

2018

PRODUCT SHIPS

Start shipment of products: into first cash for delivery market – Arizona.

2019

PERMITS

Obtained Federal Wholesaler & Distributor Permits in Arizona & Georgia



GO·TO·MARKET

"Always deliver more than expected."

CASH STATE STRATEGY



DISTRIBUTION AT LAUNCH

Distribution Strategy Sheet

State/Country	Alcohol Payment Regulations
Arizona	Cash Payment -(COD) State
Arkansas	Cash Payment (COD) State
Georgia	Cash Payment (COD) State
Kansas	Cash Payment (COD) State
Oklahoma	Cash Payment (COD) State
South Carolina	Cash Payment (COD) State
Washington	Cash Payment (COD) State
Florida	Cash Payment -- Beer Only
Texas	Cash Payment -- Beer Only
Oregon	Cash Payment -- Beer Only

COMPETITIVE ANALYSIS

"It always seem impossible until it's done."





STRENGTHS

- Fully licensed alcohol production, with distribution channel established.
- Legal & professional network in place to roll-out Reg A+ offering.
- Vision & Knowledge of alcohol production, distribution, brand management, and Mexican laws and culture.
- Relationship with retailers who provided insight into sales methods such as Board Member Mr. Hammad.
- Ability to leverage legal network in Mexico to gain efficiencies and fuel M&A.



WEAKNESSES

- Lack of diversification into larger alcohol portfolio which includes non-alcohol products
- Lack of diversification of states where alcohol is on shelves, current 7 main states on the offering map.
- Need for infrastructure of corporation to grow as quickly as brands while sales are scaling up.



OPPORTUNITIES

- Ability to scale upwards via acquisition
- Diversification into Mezcal and Bacanora
- International expansion into Canada, Europe and China



THREATS

- Large producers cornering the market for agave.
- Lack of quality control on the part of competitors affecting the overall tequila market.
- Need for wider producer relationships in order to be sure that supply lines remain open.

MANAGEMENT TEAM



Jessica G. Contreras – *CEO (* Chief Executive Officer)

7 years of experience in the industry brings connections with both producers in Mexico, as well as the legal team that pushed through licensing in 90 days, and label approval in 3 weeks.



Kanisha Dennis – *CMO (Chief Marketing Officer)*

Kanisha obtained her MBA from Boston University, graduating summa cum laude. She has handled large marketing budgets for various companies and her expertise was invaluable in creating our brand image.



Claudia Alvarez – *Communications Director*

Claudia has 5-years of experience as a communication executive.



KEY ADVISORS



Barbara Bickham– *Chief Investment Advisor*

Barbara represents a company to investors, key clients and strategic partners. She also has over 4 years experience preparing and evaluating companies for private equity or venture capital financing. Founded an investment association connecting Southern California businesses with venture funding.



Shahid Chishty – *Chief Strategy Advisor*

Shahid is a German citizen (US Permanent Resident) with 30 years of global corporate and business development, finance, investment banking, strategic advisory, venture capital / private equity, investment, entrepreneurial and not-for-profit experience, including at Deutsche Bank, Merrill Lynch and WestLB.



Jillian Sidoti *– Attorney, Author, Public Speaker*

Teacher Jillian Sidoti is one of the country's leading experts on Regulation A+. Since 2008, Jillian has submitted multiple Regulation A Offering Circulars to the Securities Exchange Commission for approval making her one of the few attorneys familiar with the law prior to the changes under the JOBS Act.

Ben Hammad

Board Member

32 years retail alcohol experience.

Claudia Alvarez

Communications Director

5 years managing communications.





USE OF PROCEEDS

"Be wise enough to know, and strong enough to handle it."


USE OF NET PROCEEDS
Operating Expenses
Investment In Product
Supply Chain Investment
Operating Expenses, $30,187
Investment In Product, $70,437
Supply Chain Investment, $100,624
$-
$20,000
$40,000
$60,000
$80,000
$100,000
$120,000
Series1



Investor Presentation 2020

221 West Hallandale Beach Blvd, Suite 336
Hallandale Beach, FL 33009
https://www.FgFino.com

For a full business plan and a detailed presentation please contact:
Jessica G. Contreras, CEO | Email: mail@FgFino.com